FOR IMMEDIATE RELEASE

Toronto, Ontario December 22, 2006 - In accordance with regulatory requirements, Dundee Corporation (“Dundee”) (TSX:  DC.A, DC.PR.A and DC.DB) announces that Ned Goodman, the President and Chief Executive Officer of Dundee, indirectly acquired 140,299 multiple voting class B common shares (“Class B Shares”) of Dundee from Jodamada Corporation, a private company owned by the adult children of Mr. Goodman, representing 13.5% of the outstanding Class B Shares, pursuant to an estate planning transaction.  Mr. Goodman also sold to Jodamada 140,299 class A subordinate voting shares (“Subordinate Voting Shares”) of Dundee representing less than 1% of the outstanding Subordinate Voting Shares.  Further, Jodamada Corporation sold to personal holding companies owned by each of the adult children of Mr. Goodman, Jonathan Goodman, David Goodman, Mark Goodman and Daniel Goodman, respectively, 210,075 Subordinate Voting Shares of Dundee, in exchange for preference shares of such holding companies.

Following the transaction, Mr. Goodman owns, in aggregate, directly and indirectly, 1,018,861 Class B Shares which includes 166,935 Class B Shares under option, and owns 1,218,079  Subordinate Voting Shares, which includes 475,000 Subordinate Voting Shares under options.  These holdings represent 98% of the Class B Shares and 5.0% of the Subordinate Voting Shares and collectively a 80% voting interest assuming the exercise of such options.

Following the transaction and the transfer of the Subordinate Voting Shares by Jodamada Corporation to holding companies for each of Jonathan, David, Mark and Daniel Goodman, Jodamada Corporation holds an aggregate of 2,283,502 Subordinate Voting Shares, representing approximately 9.5% of the class. Following the transaction, Jonathan Goodman holds, directly and indirectly, an aggregate of 274,768 Subordinate Voting Shares, representing approximately 1% of the class; David Goodman holds, directly and indirectly, an aggregate of 252,456 Subordinate Voting Shares, representing approximately 1% of the class; Mark Goodman holds, directly and indirectly, an aggregate of 211,269 Subordinate Voting Shares, representing less than 1% of the class; and Daniel Goodman holds, directly and indirectly, an aggregate of 222,546 Subordinate Voting Shares, representing less than 1% of the class.

Mr. Goodman’s increase in control over Class B Shares and decrease in ownership of Subordinate Voting Shares resulted from the transaction which was completed for estate planning purposes.  He holds his position in Dundee for investment purposes.  Mr. Goodman will review his holdings from time to time and may increase or decrease his position as future circumstances and his investment criteria dictate.

Details will be contained in an early warning report to be filed on Dundee’s SEDAR profile, and to be available at www.sedar.com or by contacting one of the persons listed below.

Dundee is primarily a holding company dedicated to wealth management, real estate and resources.

For further information contact:

Ned Goodman

President and Chief Executive Officer

c/o Dundee Corporation

28th Floor, 1 Adelaide Street East

Toronto, Ontario  M5C 2V9

(416) 365-5665

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010